Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

May 4, 2011

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. NYSE Euronext will mail the definitive proxy statement/prospectus (when finalized) to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and Holding will mail the offering prospectus to Deutsche Boerse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Boerse AG. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus (when it becomes available), the offering prospectus and the offer document regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available), the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The definitive proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com. The offer document is available at Holding’s Web site at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer is not being made directly or indirectly in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Holding. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Alpha Beta Netherlands Holding N.V.

Amsterdam, The Netherlands

Announcement

of voluntary public takeover offer to

acquire all shares of

Deutsche Börse AG

This announcement is for information purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities or investment advice in any jurisdiction.

In connection with the proposed business combination of Deutsche Börse Aktiengesellschaft and NYSE Euronext, Alpha Beta Netherlands Holding N.V., with its registered seat in Amsterdam, The Netherlands (the “Bidder”), hereby notifies the holders of all no-par value registered shares (each a “Share” and collectively the “Shares”) of Deutsche Börse Aktiengesellschaft, with its registered seat in Frankfurt am Main, Federal Republic of Germany, that on May 4, 2011 the Bidder commenced a voluntary public takeover offer (the “Exchange Offer”) to acquire all Shares for a consideration per Share of one registered share of the Bidder with a nominal value of 1.00 € pursuant to the terms and subject to the conditions set forth in theoffer document relating to the Exchange Offer (the “Offer Document”). The Offer Document is available via the Internet (in German and English) at http://www.global-exchange-operator.com. In addition, copies of the Offer Document are available, free of charge, from Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany (by fax, at +49-(0)69-38794 or by e-mail, at dct.tender-offers@db.com) or D.F. King & Co., Inc., as set forth below.

The acceptance period for the Exchange Offer will expire at midnight Central European Central Daylight Saving Time (6 p.m. Eastern Daylight Saving Time) on July 13, 2011 unless extended in accordance with the terms set forth in the Offer Document.

The Offer Document contains additional important information that all holders of Shares should read carefully before making any decision with respect to the Exchange Offer.

The Exchange Offer is being made solely pursuant to the Offer Document dated May 4, 2011 and with this Exchange Offer, the Bidder is not making any public offer pursuant to any laws other than the laws of German and the United Kingdom and certain applicable provisions of the securities laws of the United States of America and the rules and regulations thereunder. Only the German version of the Offer Document has been reviewed and passed upon by German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).

The Offer Document will be distributed solely in accordance with the provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and in compliance with applicable provisions of the securities laws of the United States of America and the rules and regulations thereunder and certain applicable laws of the United Kingdom. The publication, dispatch, forwarding, distribution or other dissemination of the Offer Document or other documents relating to the Exchange Offer by third parties pursuant to applicable provisions of any legal system other than those of the Federal Republic of Germany, the United Kingdom or the United States of America is not permitted and is not intended by the Bidder. Persons who come into possession of the Offer Document or other documents relating to the Exchange Offer outside the Federal Republic of Germany, the United Kingdom or the United States of America or who want to accept the Exchange Offer and are subject to the provisions of capital market or securities laws or regulations other than those of the Federal Republic of Germany, the United Kingdom or the United States of America must do so in compliance with applicable law.

If you have questions, need assistance or require copies of the offer documents, please contact the Information Agent:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor	One Ropemaker Street
New York, NY 10005	London EC2Y 9AW

North American Toll-Free Help Line:	European Toll-Free Help Line:
1 (800) 735-3591	00 800 5464 5464

Banks and Brokers Call:	Banks and Brokers Call:
1 (212) 269-5550	+44 20 7920 9700

Amsterdam, May 4, 2011

Alpha Beta Netherlands Holding N.V.